SHUMAKER, LOOP & KENDRICK, LLP
ATTORNEYS AT LAW

JULIO C. ESQUIVEL
(813) 227-2325
jesquivel@slk-law.com

BANK OF AMERICA PLAZA, SUITE 2800
101 EAST KENNEDY BOULEVARD
TAMPA, FLORIDA 33602
(813) 229-7600
FAX (813) 229-1660

MAILING ADDRESS:
POST OFFICE BOX 172609
TAMPA, FLORIDA 33672-0609

OTHER OFFICES:
CHARLOTTE, NC
COLUMBUS, OH
TOLEDO, OH

November 8, 2006

VIA EDGAR AND FACSIMILE (202)772-9202

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

> Re: **Familymeds Group, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-136858**

Dear Mr. Reynolds:

On behalf of Familymeds Group, Inc., we hereby request effectiveness of the above-referenced Registration Statement, effective as of 5:00, today, November 8, 2006, or as soon thereafter as is practicable. In connection therewith, we hereby acknowledge, on behalf of our client, that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Mr. John Reynolds
November 8, 2006
Page 2

      Thank you in advance for your attention and cooperation with this matter. Should you have any questions or need additional information, please do not hesitate to contact me at (813) 227-2325.

Sincerely,



Julio C. Esquivel

cc: Allison Kiene